UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

032037103

(CUSIP Number)

FREDRICK DISANTO

C/O ANCORA HOLDINGS GROUP, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

SEBASTIAN ALSHEIMER

WILSON SONSINI GOODRICH & ROSATI

1301 Avenue of the Americas

New York, New York 10019

(212) 999-5800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 49,705
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 49,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 484,535
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 484,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,774
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,774

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 491,517
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 491,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,068,531
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,068,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS Ancora Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,068,531
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,068,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Fredrick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,819
	8	SHARED VOTING POWER 1,068,531
	9	SOLE DISPOSITIVE POWER 21,819
	10	SHARED DISPOSITIVE POWER 1,068,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 31, 2023, the Reporting Persons and certain of their affiliates (collectively, “Ancora”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed to nominate Fredrick D. DiSanto and Darrell L. McNair (the “Ancora Appointees”) to the board of directors (the “Board”) as members of the class of directors with a term expiring at the 2026 annual meeting of shareholders (the “2026 Annual Meeting”). Under the Cooperation Agreement, during the Standstill Period (as defined below), if either Ancora Appointee resigns from the Board, subject to the resignation provision described below, then Ancora will have the right to recommend a replacement director (the “Replacement Director”) to serve as a director of the Issuer for the remaining term of such Ancora Appointee. Further, Mr. DiSanto, including any Replacement Director, will resign from the Board and all applicable committees at the earlier of (i) if Ancora ceases to beneficially own at least 4% of the Issuer’s then issued and outstanding common stock and (ii) the last day of the Standstill Period (as defined below).

Pursuant to the Cooperation Agreement, Ancora is subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier of (i) 30 days prior to the deadline for the submission of shareholder nominations for the 2026 Annual Meeting pursuant to the Issuer’s Amended and Restated Bylaws and (ii) the date that is 100 days prior to the first anniversary of the 2025 annual meeting of shareholders (the “Standstill Period”). During the Standstill Period, Ancora has agreed to vote its shares of Common Stock in favor of recommendations of the Board with respect to (i) the election, removal and/or replacement of directors (a “Director Proposal”), (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm and (iii) any other proposal submitted to the Issuer’s shareholders, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) make a recommendation that differs from the recommendation of the Board with respect to any proposal submitted to the shareholders at any meeting of the Issuer’s shareholders (other than Director Proposals), Ancora is permitted to vote in accordance with the ISS and Glass Lewis recommendation; provided, further, that Ancora shall be entitled to vote in its sole discretion with respect to any publicly announced proposal relating to a merger, acquisition, or disposition of all or substantially all of the assets of the Issuer. During the Standstill Period, Ancora also agreed not to acquire beneficial ownership of more than 9.9% of the outstanding shares of Common Stock and not to sell nor agree to sell, directly or indirectly, any securities of the Issuer to any person or entity that is not a party to the Cooperation Agreement, Board member, officer of the Issuer or an affiliate of Ancora, unless such transaction was an open market sale where the identity of the purchaser is not known.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (b) are hereby amended as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,403,519 Shares outstanding as of March 15, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 21, 2023.

A.	Ancora Merlin

(a)	As of the date hereof, Ancora Merlin beneficially owns directly 49,705 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 49,705
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,705
4. Shared power to dispose or direct the disposition: 0

B.	Ancora Merlin Institutional

(a)	As of the date hereof, Ancora Merlin Institutional beneficially owns directly 484,535 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 484,535
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 484,535
4. Shared power to dispose or direct the disposition: 0

C.	Ancora Catalyst

(a)	As of the date hereof, Ancora Catalyst beneficially owns directly 42,774 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,774
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,774
4. Shared power to dispose or direct the disposition: 0

D.	Ancora Catalyst Institutional

(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owns directly 491,517 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 491,517
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 491,517
4. Shared power to dispose or direct the disposition: 0

E.	Ancora Alternatives

(a)	Ancora Alternatives, as the investment advisor and general partner of each of the Ancora Funds, may be deemed to beneficially own 1,068,531 Shares consisting of (i) 49,705 Shares beneficially owned directly by Ancora Merlin, (ii) 484,535 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 42,774 Shares beneficially owned directly by Ancora Catalyst and (iv) 491,517 Shares beneficially owned directly by Ancora Catalyst Institutional

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 1,068,531
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,068,531
4. Shared power to dispose or direct the disposition: 0

F.	Ancora Holdings

(a)	Ancora Holdings, as the sole member of Ancora Alternatives, may be deemed to beneficially own 1,068,531 Shares consisting of (i) 49,705 Shares beneficially owned directly by Ancora Merlin, (ii) 484,535 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 42,774 Shares beneficially owned directly by Ancora Catalyst and (iv) 491,517 Shares beneficially owned directly by Ancora Catalyst Institutional

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 1,068,531
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,068,531
4. Shared power to dispose or direct the disposition: 0

G.	Mr. DiSanto

(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 1,090,350 Shares consisting of (i) 49,705 Shares beneficially owned directly by Ancora Merlin, (ii) 484,535 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 42,774 Shares beneficially owned directly by Ancora Catalyst, (iv) 491,517 Shares beneficially owned directly by Ancora Catalyst Institutional and (v) 21,819 Shares beneficially owned directly by Mr. DiSanto as a director of the Issuer.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 21,819
2. Shared power to vote or direct vote: 1,068,531
3. Sole power to dispose or direct the disposition: 21,819
4. Shared power to dispose or direct the disposition: 1,068,531

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 31, 2023, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated March 31, 2023 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2023).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Fredrick DiSanto
Name:	Fredrick DiSanto
Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Fredrick DiSanto
Name:	Fredrick DiSanto
Title:	Chairman and Chief Executive Officer

Ancora Holdings Group, LLC

By:	/s/ Fredrick DiSanto
Name:	Fredrick DiSanto
Title:	Chairman and Chief Executive Officer

/s/ Fredrick DiSanto
Fredrick DiSanto